February 18, 2011
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Folake Ayoola

Re:	NovaStar Financial, Inc. Amendment No. 1 to Registration Statement on Form S-4 File No. 333-171115
Madam:
This letter on behalf of NovaStar Financial, Inc. (“NovaStar” or “Company”) is in response to the written comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated in a letter dated January 27, 2011, regarding the above-referenced filing.
This letter sets forth the comments of the Staff and sets forth the Company’s response to each comment. In response to the Staff’s comment, the Company has filed today with the SEC the second amendment to its registration statement on Form S-4 (the “Form S-4/A-2”).
Schedule TO-I/13E-3
1. Please update your Schedule TO-I/13E-3.
We filed Amendment No. 1 to Schedule TO-I/13-E on February 18, 2011 and therein addressed Comment #1 from the Staff in the letter dated January 6, 2011.
Amendment No. 1 to Registration Statement on Form S-4
General
2. We note your response to prior comment 8. It appears that the Series C preferred stock is a voting security. Among other things, the holders of the Series C preferred stock are presently entitled to vote for the election of directors. Accordingly, we believe that your directors, Mr. Amster and Mr. Igdaloff, are subject to the reporting obligations of Regulation 13D with respect to the Series C preferred stock. While the staff recognizes that Mr. Amster and Mr. Igdaloff are not represented by the company or its counsel, please advise these directors to file a Schedule 13D immediately.
The Staff’s comment is hereby acknowledged. We have notified the individuals as requested, and in light of the Staff’s comment, Messrs. Amster and Igdaloff filed Schedule 13Ds with respect to their Series C Preferred Stock holdings on February 2, 2011 and February 4, 2011, respectively.
Elimination of Series C Preferred Stock, page 30.
3. Please disclose when payment will be made for those shares of Series C preferred stock not tendered for exchange in the Series C Offer. We may have further comment.
In response to this comment, additional disclosure has been added at pages 29, 59 and A-2 of the Form S-4/A-2.

Background of the Series C Offer and Consent Solicitation, page 38.
4. Please disclose the projected financial results which the company considered in determining that the company is unlikely to produce cash flow before preferred dividends that exceeds the company’s growing preferred dividend requirement.
In response to this comment, additional disclosure has been added at pages 39 through 41 of the Form S-4/A-2.
5. Similarly, please disclose the estimated value to be received from a liquidation of your assets today, and the portion of that value that you estimate would be payable to the holders of the Series C preferred stock, particularly in light of the threat of bankruptcy disclosed in the third bullet point from the top on page 48.
In response to this comment, additional disclosure has been added at pages 41 through 42 of the Form S-4/A-2. Please note that while your comment requests that the Company disclose the estimated value to be received from a liquidation of the Company’s assets today, we provided the liquidation information as of September 30, 2010 because that is the last date for which the Company has the necessary information to make this disclosure. The Company will update the new information requested by this comment as of December 31, 2010 when that information is available.
6. Please disclose the outside legal and accounting advisors with whom the special committee consulted.
In response to this comment, additional disclosure has been added at page 42 of the Form S-4/A-2.
7. Please disclose the impact of the transaction on the potential value of the company’s NOLs, liquidity, book value and earnings per share, as considered by the special committee.
In response to this comment, additional disclosure has been added at page 43 of the Form S-4/A-2.
Opinion of NovaStar’s Financial Advisor, page 41
8. Please provide the disclosure required by Item 1015(b)(3) and (5) of Regulation M-A.
In response to this comment, additional disclosure has been added at pages 46 and 52 of the Form S-4/A-2.
9. We note that Stifel relied on multiple projections and forecasts, relating to both the company and StreetLinks, when preparing its opinion. Please revise your description of the opinion analysis to disclose these projections and forecasts.
In response to this comment, additional disclosure has been added at page 50 of the Form S-4/A-2.
10. Stifel’s opinion speaks only as of its date, December 10, 2010. Given the passage of time and the intervening completion of a fiscal year, please advise why you believe that the opinion does not need to be updated.
The Company anticipates that before the commencement of the Series C Offer it will obtain a bring-down fairness opinion from Stifel.
11. Please describe how the results of each analysis contributed to the conclusion that the recapitalization is fair to the holders of the company’s common stock.
In response to the Staff’s comment, NovaStar and Stifel, Nicolaus & Company, Incorporated (“Stifel”) respectfully submit that the disclosure requested would not be appropriate because it would imply that Stifel has based its fairness determinations solely on the results of certain selected financial analyses, which is not the case. As reflected in the current disclosure with respect to the “Opinion of NovaStar’s Financial Advisor,” Stifel, in performing its analyses, reached a conclusion based upon its analyses as a whole. Stifel did not draw, in isolation, separate conclusions from or with regard to any one factor or method of analysis, but rather believed that the totality of the factors considered and analyses performed operated collectively to support its determination as to the fairness from a financial point of view. Accordingly, no revisions to the disclosure have been made in this regard.
Further, NovaStar and Stifel do not believe that there should be any requirement for additional review or drawing of conclusions that was not undertaken in connection with the delivery of Stifel’ opinion or communicated to NovaStar. The Board of Directors has not been advised by Stifel of the effect of any individual analysis on its fairness opinions. Indeed, Stifel has advised the Board of Directors and has previously included disclosure to reflect the fact that Stifel does not separately consider its analyses in the manner suggested by the Staff’s comment.

12. Each representation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please confirm that you have summarized all presentations or reports, both oral and written, provided by Stifel, and file any written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A.
Stifel gave a presentation to the Board of Directors of the Company on December 10, 2010. The materials for this presentation will be filed as Exhibit (c)(2) to a subsequent amendment to the Schedule TO-I/13E-3. A description of this presentation can be found at pages 44 through 45 of the Form S-4/A-2. We confirm that we have summarized all written and oral presentations and reports in the Form S-4/A-2 and that we will file all written materials that are required to filed as exhibits to a subsequent Schedule TO-I/13E-3 (which required presentation is included on the exhibit list of Amendment No. 1 to Schedule TO-I/13E-3) pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A.
Findings and Conclusions of the Special Committee, page 47
13. Please quantify the factors appearing in the first bullet point on page 47.
In response to this comment, the disclosure has been revised to clarify the Special Committee’s consideration and findings and additional disclosure has been added at page 52 of the Form S-4/A-2.
14. Please remove or relocate the disclosure appearing in the second bullet point on page 47, and in the second, fourth and sixth bullet point on page 48, which relate to security holders other than holders of the Series C preferred stock.
In response to this comment, we deleted the second bullet on page 47 and the second and fourth bullets on page 48 of Amendment No. 1 to the Form S-4 and moved these bullets to a new section addressing fairness only to the Common Stockholders. We did not delete the sixth bullet on page 48 of Amendment No. 1 to the Form S-4, but instead revised it to relate to only to the holders of the Series C Preferred Stock to address the Staff’s concern in the Form S-4/A-2. In light of the SEC’s comment, we reorganized the entire section on fairness at pages 52 through 54 of the Form S-4/A-2 to clarify the holders to whom each fairness analysis applied.
15. Please clarify the first bullet point on page 48.
In response to this comment, the disclosure has been revised on pages 53 through 54 of the Form S-4/A-2.
16. Please advise how the opinion of Stifel contributed to the fairness conclusions of the special committee and the board of directors, given that the opinion speaks only as to the fairness of the “recapitalization” to the holders of the company’s common stock, and does not address the fairness of the Series C Offer to the holders of the preferred stock.
The opinion of Stifel contributed to the conclusions of the Special Committee and the Board of Directors that the recapitalization, which includes the Series C Offer, is fair to the holders of the Company’s common stock. The disclosure has been revised on page 54 of the Form S-4/A-2 to clarify this point.
Findings and Conclusions of the Board of Directors, page 49
17. The above comments relating to the findings and conclusions of the special committee pertain equally to the findings and conclusions of the board of directors. Please revise this section accordingly.
We made revisions and additions to the disclosure on pages 54 through 56 that were consistent with the revisions and additions that were made to address the Staff’s comments numbered 13 to 16.
Vote Required to Approve Consent Solicitation, page 53

18. You state that the affirmative vote of a majority of all shares entitled to vote, including your common stock and Series D preferred stock, is required to approve the consent solicitation. However, you do not appear to be seeking the consent of holders of your common stock or Series D preferred stock with respect to these matters. Please advise, or revise your disclosure.
In response to this comment, the disclosure has been deleted at page 59 of the Form S-4/A-2. The correct consent requirement was presented throughout Amendment No. 1 to the Form S-4 at pages 4, 23, 25, 53, 55 and 65 and remains in the Form S-4/A-2.
Withdrawal Rights, page 58
19. We reissue prior comment 22. Include a placeholder for the date certain after which securities may be withdrawn pursuant to Rule 13e-4(f)(2)(ii). See Item 1004(a)(1)(vi) of Regulation M-A.
In response to this comment, additional disclosure has been added at page 65 of the Form S-4/A-2. The open date in the new disclosure will be forty business days after the commencement date of the offer.
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The Company acknowledges the following:
It is responsible for the adequacy and accuracy of the disclosure in the filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate the Staff’s continued review and look forward to hearing from you.
If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review, please advise us at your earliest convenience.
/s/ W. Lance Anderson
W. Lance Anderson,
Chairman and Chief Executive Officer of NovaStar Financial, Inc.
cc: Mr. Gregory G. Johnson, Bryan Cave LLP